

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Peter Crawford
Chief Financial Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

      Re: The Charles Schwab Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Form 10-Q for the Quarterly Period Ended June 30, 2023
          File No. 001-09700

Dear Peter Crawford:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

Risk Management
Market Risk, page 46

1.   We note your response to comment 1, in which you note that you believe that qualitative information about your use of EVE, combined with your presentation of sensitivity analysis for your exposure to interest revenue simulations, provides investors with the best understanding of your exposure to market risks. We also note your qualitative discussion of the key areas that management monitors to remain within your risk appetite. In the subsequent quarters, your EVE discussion in the relevant 10-Qs do not discuss whether your assumptions, guidelines or other actions were changed as interest rates or other factors changed. Please confirm that you will expand your qualitative discussion in future filings, to address any qualitative changes made to your models, assumptions, targets or management actions as a result of material changes to the key inputs during the periods presented. Please provide us with your proposed disclosures.

2. Similarly, in response to comment 2, you indicate the variables that contain assumptions, without providing disclosure about the assumptions themselves (e.g. prepayment speeds, term structure models, non-maturity deposit behavior, etc.). The subsequent quarterly reports note the same general areas where assumptions support your risk management evaluations, without significantly addressing changes to those assumptions, including in response to the substantial increase in rates. To the extent that the key assumptions used to support your quantitative evaluation of interest rate risk simulations change as a result of significant changes to market rates, address those changes in your market risk disclosure for the relevant periods. For instance, we note that during the period you expanded your presentation of the impact of interest rate changes from a single 100 basis point increase/decrease, to instead present 50, 100 and 200 basis points increase/decrease. However, your presentation continues to assume a "gradual increase or decrease" while referencing other simulations, including instantaneous and/or non-parallel shifts. Given the significant changes in interest rates that have occurred during the current year, provide your analysis as to why you have chosen not to only present the sensitivity analysis based on the gradual rate increase scenario.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Finance